Atna Commences Drilling at Jarbidge, Nevada

Vancouver, B.C. (September 6, 2006). Atna Resources Ltd. is pleased to report that diamond drilling has begun at the Jarbidge Project, Elko County, Nevada. A total of 8,000 feet of diamond drilling is planned to test bonanza-grade gold-silver vein targets at multiple sites in the heart of the Jarbidge District. The first drill is testing down dip of the surface trace of the Buckeye vein, where surface samples returned up to 41.3 g/t gold and 73.1 g/t silver. A second diamond drill has arrived at the property and will begin later this week to test the northerly extension of the Flaxie vein, approximately 4,000 feet north of the Buckeye vein. A third diamond drill is expected in early September to test the Pick and Shovel/Bluster veins about a mile south of Buckeye, where dump sampling returned assay results of greater than 1,000 g/t gold and 1,200 g/t silver.

David Watkins, Atna’s President and CEO, stated, “We are poised for the initial test of a number of exciting high-grade vein targets. Bonanza-vein gold districts provide some of the lowest cost gold production in the world from deposits such as Newmont’s Ken Snyder Mine in Nevada and Meridian’s El Penon Mine in Chile. We hope that drill results over the next several months will plug us in to the productive elevations of the most prospective structures, leading Atna to another new discovery.”

The project is centered on the historic gold district of Jarbidge where over 350,000 ounces of gold and 1.2 million ounces of silver were recovered prior to 1937. Gold and silver mineralization is hosted by Tertiary rhyolitic volcanoclastics, welded ash-flow tuffs and lavas associated with the Jarbidge volcanic center. Mineralization occurs in low-sulfidation, epithermal bonanza veins similar to the Ken Snyder Mine in the Midas District, also in Elko County, Nevada (operated by Newmont Mining). Atna is targeting the vertical “sweet spot” in quartz-adularia veins and vein systems in the areas that have received little exploration effort since the late nineteen thirties. Atna’s mapping, sampling and compilation of historic data has traced over 55,000 linear feet of veins and/or altered fault zones with anomalous precious and trace metal content at differing elevations representing drill target areas.

All core collected during this program will be logged by Atna’s geologic staff, cut and sampled by trained technicians, and shipped to Inspectorate America Laboratories, an independent ISO certified assay laboratory in Reno Nevada for sample preparation and analysis. Each sample shipment will include blind certified analytical standards and blank samples inserted to bolster Inspectorate’s internal quality control and assurance program. Gold and silver assaying will utilize standard fire assay methods with an atomic absorption finish on all samples and samples returning values in excess of 3 g/t will then be re-assayed by standard fire assay methods with a gravimetric finish. All mineralized intercept pulps will also be re-assayed by ALS Chemex in Reno, Nevada for quality assurance and control purposes.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by ALS Chemex in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com

Forward-Looking Statements

This news release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties that are beyond the Company’s ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.